

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 29, 2011

Via Email
Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

    Re: **C&D Technologies, Inc.**
       Amendment No. 1 to Preliminary Information Statement on
       Schedule 14C
       File No. 1-09389
       Filed November 16, 2011

       Amendment No. 1 to Schedule 13E-3
       Filed by C&D Technologies, Inc., Angel Holdings LLC, et al.
       File No. 5-38840
       Filed November 16, 2011

Dear Mr. Turteltaub:

   We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

PRER 14C

Summary, page 1

Special Factors , page 2

1. Item 1014 of Regulation M-A requires the disclosure to include an assessment of the fairness of the transaction to *unaffiliated* shareholders. The current disclosure under this heading references the filing parties' assessment of fairness to C&D and its stockholders, other than the Angelo Gordon Entities, as opposed to solely being addressed to the unaffiliated stockholders C&D. Please revise your disclosure.

Cautionary Statement Regarding Forward Looking Statements, page 7

2. We partially reissue prior comment 6. Although you have supplemented the disclosure in the last paragraph, the disclosure at the forefront of the section is ambiguous. For example, please eliminate or revise the second sentence under this heading to remove the implication that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 apply to the forward looking statements contained in the disclosure document.

Special Factors, page 8

Background of the Merger, page 8

3. Please supplement the background discussion to provide a summary of the draft analyses dated June 14, 2011 prepared by Houlihan Lokey, which was filed as an exhibit to Schedule 13e-3. Also, please supplement the disclosure in the background section to outline the discussions, if any, between Houlihan Lokey and the Angelo Gordon parties prior to Angelo Gordon's submission of its unsolicited bid to the company on June 16, 2011.

4. Please supplement the background discussion to address the factors considered by the board when it formed the special committee following the receipt by the company of the June 16, 2011 bid from Angelo Gordon.

Position of C&D as to the Fairness of the Merger, page 19

Effects of the Merger, page 19

5. We note that as of January 31, 2011, the company had federal net operating loss carry-forwards of approximately $137.5 million as well as other tax benefit loss carry-forwards. Please disclose, if true, that the surviving company post merger and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions